UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of June 2008

_______________________

Commission File No. 1-14742

JINPAN INTERNATIONAL LIMITED

(Translation of Registrant’s Name into English)

c/o Hainan Jinpan Special Transformer Works

Section D-2,

No. 100 Industry Avenue

Jinpan Development Area

Haikou, Hainan PRC

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:     ☒  Form 20-F         ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:          ☐  Yes          ☒     No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant’s press release, dated May 28, 2008.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JINPAN INTERNATIONAL LIMITED

By:	/s/ Mark Du
Name:	Mark Du
Title:	Chief Financial Officer

Dated: June 2, 2008

Exhibit No.	Description
1.	Press release, dated May 28, 2008.

EXHIBIT 1

Jinpan International Reports First Quarter 2008

Financial Results

-- 1Q08 Sales Increases 47% to $23.8 Million Compared to 1Q07 --

-- 1Q08 Net Income Increases 50% to $2.4 Million –

Englewood Cliffs, N.J., May 28, 2008 – Jinpan International Ltd (AMEX: JST),a leading designer, manufacturer, and distributor of cast resin transformers for voltage distribution equipment, today announced consolidated financial results for the first quarter ended March 31, 2008.

Total sales for the first quarter were USD $23.8 million, a 46.6% increase over the same period last year. The increase in revenues was primarily a result of increased sales volumes of the Company’s cast resin transformers, in both China and abroad.

Gross profit in the first quarter was $7.4 million, a 57% increase over the same period last year. First quarter gross margin increased 200 basis points to 31.3% compared to 29.3% in the same period last year. Gross margin benefitted primarily from lower overall raw material costs compared to the same period last year as well as from increased shipments of transformers that were developed using lower cost materials.

Selling and administrative expenses in the first quarter of 2008 were $4.4 million, or 18.8% of sales, versus $3.0 million, or 18.2% of sales, in the same period last year. Selling and administrative expenses increased primarily due to increased costs related to opening of the Company’s new manufacturing facility in Wuhan, and its additional initial administrative start-up costs..

Operating income in 2008 increased to $3.0 million, or 12.6% of sales, compared to $1.8, or 11.1% of sales in the same period last year.

Net income for the first quarter of 2008 increased 50% to $2.4 million, or $0.30 per diluted share, versus $1.6 million, or $0.20 per diluted share, in the same period last year. First quarter net income as a percentage of revenue increased 20 basis points to 10.1% from 9.9% in the same period last year.

Mr. Zhiyuan Li, Chief Executive Officer of Jinpan commented, “We are pleased with our first quarter performance in what is traditionally the slowest period of the year for our business. Over three quarters of our revenue in the first quarter was derived from cast resin transformer sales and we continued to experience growing demand from both our domestic and international base of customers. While domestic demand remains strong, we continue to make inroads into new international markets, although that remains less than 10% of revenue at present. Power generation and industrial cast resin transformers comprised the majority of our transformers sales in the first quarter.

Accounts receivable for the first quarter of 2008 increased approximately 10% to $47.2 million from December 31, 2007 Product shipments during the first two months of the first quarter were delayed due to the Chinese New Year holiday and severe winter snowstorms, which resulted in an increased number of product shipments in March. Accounts receivable is expected to trend lower in the Company’s second quarter.

In support of our growth and new facility, inventories increased 29% to $33.3 million at the end of March 31, 2008. The Company expects its inventories at the end of the first quarter to meet increased product order demand for the second and third quarter periods, which are historically higher revenue quarters for the Company compared to the first quarter.

2008 Financial Outlook

The Company reiterates its 2008 outlook as previously disclosed, including expected 2008 revenue of approximately $155 million, which is a 30% increase over 2007 sales of $119.6 million and expected 2008 net income of approximately $21.4 million, or approximately $2.64 per diluted share, which is a 30% increase compared to 2007 net income of $16.5 million, or $2.04 per diluted share. Seasonally, the fourth quarter is expected to be the strongest quarter for the Company followed by Q3, Q2 and Q1.

Mr. Li continued “We have finalized the construction of our cast resin transformer manufacturing facility in Wuhan and are currently at the stage of installing machinery and equipment. We have administered technical training to approximately 70 employees at our new Wuhan facility and are on plan to have this facility up and running in mid-June. Once operational, we believe this new facility can gradually expand our manufacturing capacity from current levels and we expect to reduce our transportation costs as the location of this facility is more centralized to our growing base of domestic customers.

Overall demand for our products in 2008 remains strong among our existing base of customers and we are seeing new customers migrate to our transformers due to the quality, efficiency, customization and competitive pricing of our products. Within China, we expect to see the greatest demand coming from our power generation and industrial transformers. In our international business, we are experiencing healthy demand for wind power transformers, which we expect will drive most of our international growth in 2008. We believe international sales will comprise approximately 10% of our total sales in 2008.

As part of our efforts to maximize growth, our focus on R&D is important to ensure that our products maintain the quality and efficiency that so many of our customers expect from our brand. We continue to explore new ways to maximize the performance of our existing products and develop new areas of growth, such as our wind power-related products to further drive sales and increase our market share. We are off to an encouraging start this year and look forward to strong Sales and net income results in our business.”

About Jinpan International Ltd

Jinpan International Ltd. (AMEX: JST) designs, manufactures, and distributes cast resin transformers for voltage distribution equipment in China and other various countries around the world. Jinpan’s cast resin transformers allow high voltage transmissions of electricity to be distributed to various locations in lower, more usable voltages. The Company has obtained ISO9001 and ISO1401 certification of its cast resin transformers. Its principal executive offices are located in Hainan, China and its U.S. headquarters is based in Englewood Cliffs, New Jersey. Safe Harbor Provision

Forward Looking Statements “Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on management’s current expectations and observations and involve known and unknown risks, uncertainties or other factors not under the company’s control, which may cause actual results, performance or achievements of the company to be materially different from the results, performance or other expectations implied by these forward-looking statements. These factors include, but are not limited to, the following:

•	our ability to successfully implement our business strategy;

•

the impact of existing and new competitors in the markets in which we compete, including competitors that may offer less expensive products and services, more desirable or innovative products or technological substitutes, or have more extensive resources or better financing;

•	the effects of rapid technological changes and vigorous competition in the markets in which we operate;

•	uncertainties about the future growth in electricity consumption and infrastructure development in the markets in which we operate;

•	uncertainties about the degree of growth in the number of consumers in the markets in which we operate using mobile personal communications services and the growth in the population in those areas;

•	other factors or trends affecting the industry generally and our financial condition in particular;

•	the effects of the higher degree of regulation in the markets in which we operate;

•	general economic and political conditions in the countries in which we operate or other countries which have an impact on our business activities or investments;

•	the monetary and interest rate policies of the countries in which we operate;

•	changes in competition and the pricing environments in the countries in which we operate;

•	exchange rates; and

•

other factors listed from time to time in the our filings with the Securities and Exchange Commission, including, without limitation, our Annual Report on Form 20-F for the period ended December 31, 2006 and our subsequent reports on Form 6-K.

Investor Contact Information:

Mark Du

Chief Financial Officer

Jinpan International Ltd.

(201)227-0680

Bill Zima

ICR, Inc.

(203) 682-8200

Jinpan International Limited and Subsidiaries

Consolidated Statements of Income (unaudited)

For the Three Month Periods Ended March 31, 2008

	Three months ended March 31	Three months ended March 31
	2008	2007
(In thousands, except per share data)	US$	US$

Net sales	23,798	16,233
Cost of Goods Sold	(16,339)	(11,483)
Gross Margin	7,459	4,750

Operating Expenses
Selling and administrative	(4,470)	(2,955)
Operating income	2,989	1,795

Interest Expenses	(179)	(58)
Other Income	183	188
Income before income taxes	2,993	1,925

Income taxes	(593)	(325)
Net income after taxes	2,400	1,600

Earnings per share

-Basic	US$0.30	US$0.20

-Diluted	US$0.30	US$0.20

Weighted average number of shares

-Basic	7,984,147	7,963,147

-Diluted	8,117,923	8,117,923

Jinpan International Limited and Subsidiaries

Consolidated Balance Sheets (unaudited)

As of March 31, 2008

	March 31	Dec. 31
	2008	2007
	US$	US$
Assets

Current assets:

Cash and cash equivalents	10,994	17,122
Investment available for sales	2,197	194
Accounts receivable, net	47,200	43,026
Inventories	33,259	25,743
Prepaid expenses	6,804	7,943
Other receivables	2,921	2,969

Total current assets	103,375	96,997

Property, plant and equipment, net	9,290	9,031

Construction in progress	3,746	2,888

Intangible asset-Goodwill	12,014	11,549
Deferred tax assets	819	807

Total assets	129,244	121,272

Liabilities and Shareholders’ Equity

Current liabilities:

Short term bank loans	12,468	9,874
Accounts payable	6,020	6,372
Income tax	2,342	2,353
Advance from customers	5,734	4,638
Other Payable	15,565	15,292

Total current liabilities	42,129	38,529

Shareholders’ equity:

Common stock, US$0.009 par value:
Authorized shares - 20,000,000
Issued and outstanding shares - 8,186,617 in 2008 and 8,186,617 in 2007	73	73
Common Stock, Warrants	854	854
Convertible preferred stock, US$0.009 par value:
Authorized shares - 1,000,000
Issued and outstanding shares – 6,111 in 2007 and 2006	1	1
Additional paid-in capital	33,938	33,938
Reserves	3,905	3,905
Retained earnings	41,017	39,659
Accumulated other comprehensive income	8,116	5,102
	87,904	83,532
Less: Treasure shares at cost, common stock-206,470 in 2008 and 206,470in 2007	(789)	(789)
Total shareholders’ equity	87,115	82,743

Total liabilities and shareholders’ equity	129,244	121,272

Jinpan International Limited and Subsidiaries

Consolidated Statements of Cash Flows

For the Three Months Ended March 31, 2008(Unaudited)

	Three months ended March 31	Three months ended March 31
	2008	2007
Operating activities
Net income	2,400	1,600
Adjustments to reconcile net income to
net cash provided by/(used in) operating activities:
Depreciation	360	160
Provision for Doubtful Debt	—	(62)
Loss/(Gain) on disposal of fixed assets	—	—
Deferred Income Tax	20	(10)
Changes in operating assets and liabilities
Accounts receivable	(2,391)	(264)
Notes receivable	(7)	(924)
Inventories	(6,351)	(2,635)
Prepaid expenses	1,430	(3,843)
Other receivables	172	138
Accounts payable	(597)	(880)
Note Payable	—	(528)
Income tax	(104)	324
Advance from customers	891	1,006
Other liabilities	(336)	168
Net cash provided by/(used in) operating activities	(4,513)	(5,750)
Investing activities
Purchases of property, plant and equipment	(258)	(231)
Proceeds from sales of property, plant and equipment	—	—
Payment for construction in progress	(726)	(1,046)
Purchase of available-for –sales securities	(1,956)	—
Acquired minority interest	—	(11,000)
Net cash provided by (used in) investing activities	(2,940)	(12,277)
Financing activities
Proceeds from bank loan	4,434	2,100
Repayment of bank loan	(2,281)	(1,132)
Proceeds from exercise of stock options	—	—
Decrease in Minority Interest	—	(1,067)
Dividends paid	(967)	(964)
Net cash provided by/(used in) financing activities	1,186	(1,063)
Effect of exchange rate changes on cash	139	151
Net increase/(decrease) in cash and cash equivalents	(6,128)	(18,939)
Cash and cash equivalents at beginning of year	17,122	34,115
Cash and cash equivalents at end of year	10,994	15,176

Interest paid	292	271
Income taxes paid	686	—